SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549
                        _____________________

                            SCHEDULE 13E-3

                TRANSACTION STATEMENT UNDER SECTION 13(e)
    OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
                           Amendment No. 1
                         JAYARK CORPORATION
                        (Name of the Issuer)

                         JAYARK CORPORATION
                           J MERGER CORP.
                          J ACQUISITION CORP.
                   David Koffman, Vulcan Properties,
                   Frank Rabinovitz, Jeffrey Koffman,
                    Burton Koffman, Ruthanne Koffman
                  ------------------------------------
                  (Name of Person(s) Filing Statement)

                COMMON STOCK, PAR VALUE $ .01 PER SHARE
                ----------------------------------------
                     (Title of Class of Securities)

                                 472070200
                  -------------------------------------
                  (CUSIP Number of Class of Securities)

      David Koffman                      Robert C. Nolt
  CEO of Jayark Corporation       CFO of Jayark Corporation
      300 Plaza Drive                    300 Plaza Drive
   Vestal, New York 13850           Vestal, New York 13850
      (607) 729- 9331                  (607) 729- 9331
-------------------------------------------------------------------
(Name, Address and Telephone Numbers of Persons Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing
Statement)

                             With copy to:

                         James P. Jalil, Esq.
                        Shustak Jalil & Heller
                     545 Madison Avenue, 15th Floor
                      New York, New York 10022
                          (212) 688-5900

This statement is filed in connection with (check the appropriate box):
a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A(240.14a-1 through 240.14b-2), Regulation
14C (240.14c-1 through 240.14c-101) or Rule 13e-3(c)(240.13.e-3(c))
under the Securities Exchange Act of 1934, as amended (the "Act").
b. [_] The filing of a registration statement under the Securities Act of 1933.
c. [_] A tender offer.
d. [_] None of the above.
						i

Check the following box if the soliciting materials or information statement referred to in checking box a) are preliminary copies: [X]


Check the following box if the filing is a final amendment reporting the results o the transaction: [_]

     Transaction Valuation*            Amount of Filing Fee**
     ----------------------            ----------------------
           $ 143,650                         $ 11.62

---------------
     * Based upon the product of 359,123 shares of common stock and the merger consideration of $ .40 per share, or $ 143,650.
     **The filing fee, calculated in accordance with Rule 0-11(b) of the Act.

   [X] Check the box if any part of the fee is offset as provided by 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $ 11.62
         Form or Registration No.:   Schedule 14A
         Filing Party:              Jayark Corporation
         Date Filed:                May 1, 2003


Neither the Securities and Exchange Commission nor any state securities commission has: (i) approved or disapproved of the merger of J Merger Corp. into Jayark Corporation; (ii) passed on the merits or fairness of the merger or (iii) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

           				ii

                  SECTION 13E-3 TRANSACTION STATEMENT

                            INTRODUCTION

This Amendment No. 1 (this "Amendment") amends and supplements the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the "Commission") by Jayark Corporation, a Delaware corporation ("Jayark"), J Merger Corp., a Delaware corporation ("Merger Corp."), and J Acquisition Corp., a Nevada corporation ("Parent") David Koffman, Vulcan Properties, Frank Rabinovitz, Jeffrey Koffman, Burton Koffman and Ruthanne Koffman (the "Koffman Group"). Each of Jayark, Merger Corp., Parent and Koffman Group are referred to individually, as a "Filing Person" and collectively, as the "Filing Persons." Parent, Merger Corp. and any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, Parent or Merger Corp., is referred to as the "Acquisition Group".

Pursuant to an Agreement and Plan of Merger dated as of February 3, 2003 (the "Merger Agreement"), by and among Jayark, Merger Corp. and Parent, Merger Corp. will merge into Jayark (the "Merger"). As a result of the Merger, each outstanding share of Jayark common stock, par value $ .01 per share, will be cancelled and converted into the right to receive
$ .40 in cash, other than any outstanding shares of common stock held by stockholders who perfect their appraisal rights under Delaware law or any outstanding shares of common stock beneficially owned by a Filing Person or the Acquisition Group. After the Merger, Jayark will be a privately held corporation, 100% of which will be beneficially owned by Parent.

Concurrently with the filing of this Amendment Jayark is filing as amended preliminary proxy statement (the "Proxy Statement") pursuant to Section 14A of the Act, pursuant to which the Jayark board of directors is soliciting proxies from holders of outstanding shares of Common Stock in connection with the Merger. The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the Items of this Schedule 13E-3. The information set forth in the Proxy Statement including all appendices thereto, is hereby incorporated herein by reference and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.

ITEM 3.       IDENTITY AND BACKGROUND OF FILING PERSON.

      (a)-(c) Name and Address of Filing Persons; Business and Background of Entities and Natural Persons. Each of the filing persons who is an individual is a citizen of the United States of America.
None of the filing persons who is an individual was part to any judicial or administrative proceeding during the past five years that result in a judgment, decree or final order enforcing the person from future violations of, or prohibiting activities subject to, federal or state

						1

securities laws, or finding any violation of federal or state securities laws. None of the filing persons who is an individual was convicted in a criminal proceeding during the past five years (excluding traffic violations as similar misdemeanors). The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      THE PARTIES
      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      David Koffman (see below)

      Vulcan Properties, Inc. 505 Eighth Avenue, Suite 12A05,
New York, NY 10018, Vulcan Properties, Inc. is a corporation owned by the wife of Arthur Cohen, a director of Jayark Corporation.

      Frank Rabinovitz (see below)

      Jeffrey Koffman (see below)

      Burton Koffman, 300 Plaza Drive, Vestal, NY 13850, Burton
Koffman has been retired for more than the last five years. Prior to his retirement he served as Chairman of the Board of Apparel
America, Inc. for more than seven years.

      Ruthanne Koffman, 300 Plaza Drive, Vestal, NY 13850, Ruthanne Koffman has been a Vice President and Financial Consultant for Smith Barney, a division of Citigroup Global Markets, Inc., for more than 25 years.

     Directors and Executive Officers of Jayark. Set forth in the table below are the name, address, present principal occupation or employment, name of any corporation or other organization in which such occupation or employment is conducted, and the five year employment history of each of the directors and executive officers of Jayark. Each person identified below is a United States citizen. Unless indicated otherwise, each person's principal address and telephone number is 300 Plaza Drive, Vestal, New York, 13850,
(607) 729-9331.

                 Present Principal Occupation or Employment and
Name             of Material Positions Held During the Past Five Years
---------        ----------------------------------------------------
David Koffman    David Koffman has served as Chairman, President,
                 Chief Executive Officer and a Director of Jayark since 1988.

Frank Rabinovitz 12610 West Airport Blvd, Suite 150, Sugar Land,
                 TX 77487

                 Frank Rabinovitz was elected Executive Vice President, Chief Operating Officer and Director of the Company in 1989. In addition, he is the President of the Company's audiovisual subsidiary and has served in this capacity for more than fifteen years, as well as in various other executive and management capacities since 1980.

						2

Jeffrey Koffman  1775 Broadway, Suite 604, New York, NY 10019

                 Jeffrey Koffman was elected director of the Company in 1999. Mr. Koffman has served as a Director of Apparel America, Inc. since June 1995 and Executive Vice President of Apparel America, Inc. from June 1994 to February 1996. Mr. Koffman was appointed President of Apparel America, Inc. in February 1996.

Robert C. Nolt   Robert Nolt has served as Chief Financial Officer and
                 Director of the Company since 1998. In addition, Mr. Nolt is Chief Financial Officer of Binghamton
                 Industries, Inc., a company controlled by the principal shareholders of the Company. Prior to joining the Company, Mr. Nolt was Vice President of
                 Finance of RRT Recycle America, Inc.

Richard Ryder    313 Woodspring Lane, Greenville, NC 27834

                 Richard Ryder was elected Director of the Company in 2001. Dr. Ryder has been a practicing physician in the Binghamton, NY area for the past 24 years.

Paul Garfinkle   2001 S.E. Sailfish Point Blvd., #106, Stuart, FL 34996

                 Paul Garfinkle was elected Director of the Company in 2001. Mr. Garfinkle is currently a business consultant, having retired from BDO Seidman, LLP, where he has been employed for 36 years and was an audit partner for 26 years.

Arthur Cohen     1270 Avenue of the Americas, New York, NY 10020

                 Arthur Cohen was elected Director of the Company in 1990. Mr. Cohen has been a real estate developer and investor for more than eleven years. Mr. Cohen is a Director of The Arlen Corporation.

Directors and Executive Officers of Parent. Set forth in the table below are the name, address, present principal occupation or employment, name of any corporation or other organization in which such occupation or employment is conducted, and the five year employment history of the directors and executive officers of Parent. Each persons identified below is a United States citizen, and each person's principal address and telephone number are 300 Plaza Drive, Vestal, New York, 13850,
(602) 729- 9331.

                   Present Principal Occupation or Employment and
Name               Material Positions Held During the Past Five Years
----------------- ---------------------------------------------------
David Koffman     Chairman of the Board of Directors, President and
                  Chief Executive Officer of Jayark. See description under Jayark above.

						3

Frank Rabinovitz	Frank Rabinovitz was elected Executive Vice President,
                  Chief Operating Officer and Director of the Company in 1989. In addition, he is the President of the Company's audiovisual subsidiary and has served in this capacity for more than fifteen years, as well as in various other executive and management capacities since 1980.

None of the persons specified in Item 1003(b)-(c) of Regulation M-A have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). Unless otherwise disclosed in the Proxy Statement, no person specified in
Item 1003(b)-(c) of Regulation M-A was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 5.       PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND
AGREEMENTS REGULATION M-A ITEM 1005

      (a) Transactions.  The information set forth in the Proxy
Statement under the following captions is incorporated herein by reference:

          SPECIAL FACTORS - BACKGROUND OF THE MERGER AGREEMENT
          THE EFFECTS OF THE MERGER - EFFECTS ON AFFILIATES

      (b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET
          SPECIAL FACTORS - BACKGROUND OF THE MERGER AGREEMENT
          THE EFFECTS OF THE MERGER

      (c) Negotiations or Contacts. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS-BACKGROUND OF THE MERGER PROPOSAL" is incorporated herein by reference.

      (d) Conflicts of Interest.  Not Applicable.

      (e) Agreements Involving The Subject Company's Securities.
There are no agreements, arrangements or understandings between the Filing Persons and any other person with respect to any securities of Jayark. Parent has agreed to take all of its shares in Jayark in favor of the merger. The information set forth in the Proxy Statement under the caption "VOTING OF SHARES" is incorporated herein by reference.


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
REGULATION M-A ITEM 1006

(a) Purposes.  Not Applicable.

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      (b) Use of Securities Acquired.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET
          QUESTIONS AND ANSWERS ABOUT THE MEETING
          THE EFFECTS OF THE MERGER
          THE MERGER AGREEMENT

      (c) (1)-(8) Plans.  The information set forth in the Proxy
Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET
          QUESTIONS AND ANSWERS ABOUT THE MEETING
          SPECIAL FACTORS - BACKGROUND OF THE MERGER AGREEMENT
          THE EFFECTS OF THE MERGER
          CONDUCT OF JAYARK'S BUSINESS AFTER THE MERGER
          EFFECT ON STOCKHOLDERS
          THE MERGER AGREEMENT

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
REGULATION M-1 ITEM 1007

      (a) - (b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SUMMARY TERM SHEET - SOURCES OF FUNDS; FINANCING OF THE
           MERGER
          SPECIAL FACTORS - FINANCIAL EFFECTS OF THE MERGER;
           FINANCING OF THE MERGER

	(c) Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference

	   REASONS FOR MERGER

	(d) Borrowed Funds.  Not applicable.

     Except as set forth in the Proxy Statement, there are no alternative financing arrangements or alternative financing plans.


ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
REGULATION M-A ITEM 1008

      (a) Securities Ownership. The information set forth in the Proxy Statement under the caption "SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

(a) Securities Transactions.  Not applicable


ITEM 13. FINANCIAL STATEMENTS.

						5

REGULATION M-A ITEM 1010

      (a) Financial Information. The information contained in the Consolidated Financial Statements included in Jayark's Annual Report on Form 10-K for the fiscal year ended April 30, 2002 and its Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2003 is incorporated herein by reference. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

          SUMMARY FINANCIAL INFORMATION - SUMMARY HISTORICAL FINANCIAL
                        INFORMATION OF JAYARK

Ratio of Earnings to Fixed Charges


                 Nine
                 Months               Twelve Months Ending
                 Ending
__________________________________________________________________________


                 1/31/03     04/30/02 04/30/01   04/30/00 04/30/99 04/30/98
___________________________________________________________________________
Earnings        ($14,749)    $16,587  ($371,724) $439,949 $738,970 $441,647
___________________________________________________________________________


Fixed Charges    $79,171     $115,148  $140,134   $97,878 $283,165 $365,655
___________________________________________________________________________

Ratio of
Earnings to
Fixed Charges    (.19)       .14       (2.65)     4.50     2.61    1.21
___________________________________________________________________________

      (b) Pro Forma Information. Not applicable


ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
REGULATION M-A ITEM 1009

      (a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          SPECIAL FACTORS - BACKGROUND OF THE MERGER PROPOSAL
          RECOMMENDATION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE
           MERGER PROPOSAL

(b) Employees  and  Corporate Assets.  Not applicable

ITEM 15. ADDITIONAL INFORMATION.
REGULATION M-A ITEM 1011

      (a) Agreements, regulatory requirements and legal proceedings. Not Applicable.

      (b) Other Material Information.  The entirety of the Proxy
Statement, including all Appendices thereto, is incorporated herein by reference.

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                                    SIGNATURES

     After due inquiry and to the best of their knowledge and belief, each of the undersigned does certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2003

                                             JAYARK CORPORATION


                                    By:
                                             ------------------
                                    Name:    /s/ David L. Koffman
                                    Title:  Chief Executive Officer



                                             J MERGER CORP.


                                    By:
                                             --------------------
                                    Name:    /s/ David L. Koffman
                                    Title:   President


                                             J ACQUISITION CORP.


                                    By:
                                             --------------------
                                    Name:    /s/ David L. Koffman
                                    Title:   President


						______________________
						/s/ David L. Koffman



						Vulcan Properties



						By:____________________
						Name:/s/ Stanley Garber
						Title: Treasurer


						_______________________
						/s/ Frank Rabinovitz



						_______________________
						/s/ Jeffrey Koffman


						7

						_______________________
						/s/ Burton Koffman



						_______________________
						/s/ Ruthanne Koffman


8